(j)(2)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees

Voya Separate Portfolios Trust

We consent to the use of our report dated May 27, 2016, with respect to the financial statements of Voya Investment Grade Credit Fund, Voya Emerging Markets Corporate Debt Fund, Voya Emerging Markets Hard Currency Debt Fund, Voya Emerging Markets Local Currency Debt Fund, and Voya Securitized Credit Fund, each a series of Voya Separate Portfolios Trust, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
July 26, 2016